Exhibit 99.1

GLASS HOUSE BRANDS INC.

(the "Company")

Annual General and Special Meeting of the Shareholders of the Company (the "Meeting") held on Friday, June 20, 2025

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the matters voted upon and the outcome of voting at the Meeting are as follows:

1.       Election of Directors

At the Meeting, each of the following eight nominees were elected as directors of the Company as follows:

Number and percentage of
	Number and percentage of	shares[1] of the Company
	shares[1] of the Company	represented in person or by
	represented in person or by	proxy and entitled to vote at
	proxy and entitled to vote at	the Meeting that were
	the Meeting that were voted	WITHHELD
Director	FOR	from voting
Kyle Kazan	238,950,114 (99.998%)	5,933 (0.002%)
Graham Farrar	238,953,623 (99.999%)	2,424 (0.001%)
John Nichols Jr.	238,943,656 (99.995%)	12,391 (0.005%)
Humble Lukanga	238,905,099 (99.979%)	50,949 (0.021%)
Jocelyn Rosenwald	237,401,864 (99.350%)	1,554,184 (0.650%)
George Raveling	237,404,340 (99.351%)	1,551,708 (0.649%)
Yelena Katchko	237,406,570 (99.352%)	1,549,478 (0.648%)
Hector De La Torre	238,916,679 (99.984%)	39,368 (0.016%)

Note 1: The shares entitled to vote on this resolution consist of the subordinate voting shares, restricted voting shares and multiple voting shares of the Company. Pursuant to the Company's Articles, the limited voting shares of the Company are not entitled to vote on the election of directors.

2.       Re-appointment of Auditor

At the Meeting, Macias Gini & O'Connell LLP was re-appointed as the auditor of the Company for the ensuing year and the directors of the Company were authorized to fix the remuneration of the auditor, as follows:

Number and percentage of
	Number and percentage of	shares[2] of the Company
	shares[2] of the Company	represented in person or by
	represented in person or by	proxy and entitled to vote at
	proxy and entitled to vote at	the Meeting that were
	the Meeting that were voted	WITHHELD
Auditor	FOR	from voting
Macias Gini & O'Connell LLP	269,483,471 (99.989%)	29,938 (0.011%)

Note 2: The shares entitled to vote on this resolution consist of the subordinate voting shares, restricted voting shares, limited voting shares and multiple voting shares of the Company.

3.       Approval of Performance Awards to the Named Executive Officers and a One-Time Fixed Increase to the Share Reserve Under the Equity Incentive Plan.

At the Meeting, a resolution approving the granting of performance awards to the named executive officers of the Company and a one-time fixed increase to the share reserve under the Company's equity incentive plan was adopted, as follows:

Number and percentage of	Number and percentage of
shares[3] of the Company	shares[3] of the Company
represented in person or by	represented in person or by
proxy and entitled to vote at	proxy and entitled to vote at
the Meeting that were voted	the Meeting that were voted
FOR	AGAINST
89,351,941 (97.85%)	1,963,441 (2.15%)

Note 3: The shares entitled to vote on this resolution consist of the subordinate voting shares, restricted voting shares, limited voting shares and multiple voting shares of the Company, other than such shares held by recipients of the performance awards.

Numbers presented in this report are based on the final report of the scrutineer for the Meeting.

Dated this 23rd day of June, 2025.

GLASS HOUSE BRANDS INC.

By:	/s/ Benjamin Vega
Benjamin Vega
General Counsel and Corporate Secretary